RECEIVED
2008 MAR 17 A 7:43
CORPORATE FINANCE

FOSTER'S GROUP

08001322

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Paul Clinton Joins Foster's Board"

Released: 12 March 2008

Pages: 2 (including this page)

SUPPL

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FILE NO: 082-01711

Fosters Brewing

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jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 3/19

FOSTER'S GROUP

12 March 2008

PAUL CLINTON JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Paul Clinton will join its Board of Directors as an Independent Director from 25 March 2008.

Paul has extensive experience with the unique distribution systems in the United States and Canada having joined International Distillers and Vintners (a predecessor to the Diageo Group) in 1988. Through the 1990s he held a series of senior marketing and management roles in North America with Diageo (and its predecessors), culminating in 2000, with his appointment as President and CEO of Diageo North America. Prior to his retirement in 2003, Paul also sat on the Board of Directors of the Distilled Spirits Council of the United States.

"On behalf of shareholders I am very pleased to welcome Paul to the Foster's Board", said Foster's Chairman, David Crawford. "Paul's industry knowledge and extensive experience in the important North American drinks market brings a valuable perspective to the Foster's Board."

A Canadian citizen, Paul graduated with a National Diploma in Business Administration from the British Columbia Institute of Technology in 1983.

Further Information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END